Exhibit 5.1

Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711
December 5, 2014	www.mayerbrown.com
Tenneco Inc. 500 North Field Drive Lake Forest, IL 60045

Re:	Tenneco Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as special counsel to Tenneco Inc., a Delaware corporation (“Tenneco”), in connection with the offer and sale of the following securities (the “Securities”), as set forth in the Prospectus Supplement dated December 2, 2014 (the “Prospectus Supplement”) as filed with the Securities and Exchange Commission pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended: (i) $225,000,000 aggregate principal amount of 5 3⁄8% Senior Notes due 2024 of Tenneco (the “Notes”) and (ii) the guarantees of Tenneco Automotive Operating Company Inc., a Delaware corporation, Clevite Industries Inc., a Delaware corporation, The Pullman Company, a Delaware corporation, Tenneco Global Holdings Inc., a Delaware corporation, Tenneco International Holding Corp., a Delaware corporation, and TMC Texas Inc., a Delaware corporation (collectively, the “Subsidiary Guarantors”), with respect to the Notes (the “Guarantees”).

The Securities will be issued under an Indenture (the “Indenture”), dated as of December 5, 2014, among Tenneco, the Subsidiary Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of December 5, 2014, among Tenneco, the Subsidiary Guarantors and the Trustee (collectively, the “Indenture”).

As special counsel to Tenneco, we have examined originals or copies certified or otherwise identified to our satisfaction of resolutions of the Board of Directors (or a committee thereof) of Tenneco and the boards of directors of the Subsidiary Guarantors and such records, certificates and other documents of Tenneco and the Subsidiary Guarantors and such questions of law as we considered necessary or appropriate for the purpose of this opinion. In rendering this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as copies.

Based upon and subject to the foregoing and to the assumptions, conditions and limitations set forth herein, we are of the opinion that upon the due execution, authentication, issuance and delivery of the Notes and the Guarantees thereof, the Notes and the Guarantees thereof when sold in exchange for the consideration therefor set forth in the Prospectus Supplement, will be duly authorized and will be valid and binding obligations of Tenneco and the Subsidiary Guarantors, respectively, enforceable in accordance with their terms and entitled

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Tenneco Inc.

December 5, 2014

to the benefits of the Indenture, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors’ rights generally and subject to general principles of equity.

We hereby consent to the filing of this opinion as an exhibit to Tenneco’s Current Report on Form 8-K and to being named in the Prospectus Supplement under the caption “Legal Matters” with respect to the matters stated therein.

Very truly yours,

/s/ Mayer Brown LLP

Mayer Brown LLP